October 16, 2024

Mark D. Mroczynski
President
FirstEnergy Transmission, LLC
5001 NASA Boulevard
Fairmont, WV 26554

       Re: FirstEnergy Transmission, LLC
           Registration Statement on Form S-4
           Filed October 8, 2024
           File No. 333-282554
Dear Mark D. Mroczynski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Erin E. Martin